Churchill Financial, LLC
Statement of Financial Condition
As of December 31, 2015

ASSETS

Cash and equivalents	$	103,827
Deposits with clearing firms		119,359
Receivable from brokers and dealers		225,375
Prepaid expenses		37,373
Fixed assets, net of accumulated depreciation of $71,467		35,611
Total assets	$	521,545

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	44,918
Members' equity		476,627
Total liabilities and members' equity	$	521,545

See accompanying notes.